SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 29 April, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	1Q25 SEA Part 1 of 1 dated 29 April 2025

Exhibit 1.1

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FOR IMMEDIATE RELEASE
London 29 April 2025
BP p.l.c. Group results
First quarter 2025

"For a printer friendly version of this announcement please click on the link below to open a PDF version of the announcement"

http://www.rns-pdf.londonstockexchange.com/rns/5095G_1-2025-4-28.pdf

Strong operational performance, delivering major projects

Financial summary	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Profit (loss) for the period attributable to bp shareholders	687	(1,959)	2,263
Inventory holding (gains) losses*, net of tax	(118)	7	(657)
Replacement cost (RC) profit (loss)*	569	(1,952)	1,606
Net (favourable) adverse impact of adjusting items*, net of tax	812	3,121	1,117
Underlying RC profit*	1,381	1,169	2,723
Operating cash flow*	2,834	7,427	5,009
Capital expenditure*	(3,623)	(3,726)	(4,278)
Divestment and other proceeds(a)	328	2,761	413
Net issue (repurchase) of shares	(1,847)	(1,625)	(1,750)
Net debt*(b)	26,968	22,997	24,015
Adjusted EBITDA*	8,701	8,413	10,306
Announced dividend per ordinary share (cents per share)	8.000	8.000	7.270
Underlying RC profit per ordinary share* (cents)	8.75	7.36	16.24
Underlying RC profit per ADS* (dollars)	0.53	0.44	0.97

Highlights

●     Resilient financial performance: 1Q25 underlying RC profit $1.4bn; dividend per ordinary share of 8 cents; $0.75 bn share buyback.
 ~~●~~    Delivering strong operations: 1Q25 upstream plant reliability* 95.4%; 1Q25 refining availability* 96.2%.
●     Growing upstream: Safely started up three major projects*; six exploration discoveries.
●     Executing our strategy at pace: Good progress on our divestment programme, including the strategic review of Castrol, and the intentions to sell mobility & convenience businesses in Austria and the Netherlands and the Gelsenkirchen refinery.

In February, we announced a fundamental reset of our strategy - to grow the upstream, focus the downstream and invest with discipline in the transition - and we have already made significant progress. So far this year we have started up three major projects, made six exploration discoveries and have progressed our divestment programme - all while delivering strong operational performance, with over 95% upstream plant reliability supporting the best operating efficiency* on record, and over 96% refining availability. We continue to monitor market volatility and changes and remain focused on moving at pace. I'm confident that our plans to strengthen the balance sheet, reduce costs, and improve cash flow and returns will grow long-term shareholder value and strengthen the resilience of bp.

Murray Auchincloss Chief executive officer

(a)      Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
(b)     See Note 9 for more information.

RC profit (loss), underlying RC profit, net debt, adjusted EBITDA, underlying RC profit per ordinary share and underlying RC profit per ADS are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 30.

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In the first quarter, we delivered resilient financial results and are in action to improve the performance of bp. Underlying RC profit* grew quarter-on-quarter to $1.4 billion and we have made good progress on our plans to deliver on our structural cost reduction* target. Our financial frame provides us with flexibility through cycle. We continue to optimize investment plans and now expect 2025 capital expenditure of around $14.5 billion. We are also making good progress on divestments and now expect proceeds of $3-4 billion this year. This underpins our confidence in meeting our net debt* target of $14-18 billion by the end of 2027(a). For the first quarter, we have announced a dividend per ordinary share of 8 cents and a share buyback of $750 million.

Kate Thomson Chief financial officer

Highlights
1Q25 underlying replacement cost (RC) profit* $1.4 billion
●
Underlying RC profit for the quarter was $1.4 billion, compared with $1.2 billion for the previous quarter. Compared with the fourth quarter 2024, the underlying result reflects lower impact from turnaround activity, stronger realized refining margins, lower other businesses & corporate underlying charge, partly offset by a weak gas marketing and trading result. The underlying effective tax rate (ETR)* in the quarter was 50%.

●
Reported profit for the quarter was $0.7 billion, compared with a loss of $2.0 billion for the fourth quarter 2024. The reported result for the first quarter is adjusted for inventory holding gains* of $0.2 billion (pre-tax) and a net adverse impact of adjusting items* of $0.4 billion (pre-tax) to derive the underlying RC profit. Adjusting items include pre-tax net impairments of $0.4 billion and favourable fair value accounting effects* of $1.0 billion. See page 24 for more information on adjusting items.

Segment results(b)
●
Gas & low carbon energy: The RC profit before interest and tax for the first quarter 2025 was $1.4 billion, compared with $1.3 billion for the previous quarter. After adjusting RC profit before interest and tax for a net favourable impact of adjusting items of $0.4 billion, the underlying RC profit before interest and tax* for the first quarter was $1.0 billion, compared with $2.0 billion in the fourth quarter 2024. The first quarter underlying result before interest and tax is largely driven by a weak gas marketing and trading result, lower production, including the impact of divestments, and higher costs, mainly non-cash costs and start up costs related to major projects*.

●
Oil production & operations: The RC profit before interest and tax for the first quarter 2025 was $2.8 billion, compared with $2.6 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.1 billion, the underlying RC profit before interest and tax for the first quarter was $2.9 billion, compared with $2.9 billion in the fourth quarter 2024. The first quarter underlying result before interest and tax reflects higher volume and realizations offset by lower income from equity-accounted entities and the absence of the benefit of several non-recurring items in the fourth quarter 2024.

●
Customers & products: The RC profit before interest and tax for the first quarter 2025 was $0.1 billion, compared with a loss of $1.9 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.6 billion, the underlying RC profit or loss before interest and tax (underlying result) for the first quarter was a profit of $0.7 billion, compared with a loss of $0.3 billion in the fourth quarter 2024. The customers first quarter underlying result was higher by $0.1 billion, reflecting lower costs and stronger midstream performance, partly offset by seasonally lower volumes. The products first quarter underlying result was higher by $0.8 billion, mainly reflecting a lower impact from turnaround activity and stronger realized refining margins. The oil trading contribution was average.

Operating cash flow* $2.8 billion and net debt* $27.0 billion
●
Operating cash flow of $2.8 billion, which includes a working capital* build of $3.4 billion (after adjusting for inventory holding gains, fair value accounting effects and other adjusting items), was around $4.6 billion lower than the previous quarter, reflecting seasonal inventory effects and timing of various payments including annual bonus payments and payments related to low carbon assets held for sale. Net debt was $27.0 billion at the end of the first quarter, primarily driven by lower operating cash flow.

Financial frame
● bp is committed to maintaining a strong balance sheet and maintaining 'A' grade credit range through the cycle. We have a target of $14-18 billion of net debt by the end of 2027(a).
●
Our policy is to maintain a resilient dividend. Subject to board approval, we expect an increase in the dividend per ordinary share of at least 4% per year(c). For the first quarter, bp has announced a dividend per ordinary share of 8 cents.

●
Share buybacks are a mechanism to return excess cash. When added to the resilient dividend, we expect total shareholder distributions of 30-40% of operating cash flow*, over time. Related to the first quarter results, bp intends to execute a $0.75 billion share buyback prior to reporting the second quarter results. The $1.75 billion share buyback programme announced with the fourth quarter results was completed on 25 April 2025.

●
bp will continue to invest with discipline, driven by value and focused on delivering returns. We expect capital expenditure of around $14.5 billion in 2025 and have a capital frame of around $13-15 billion for 2026 and 2027.

(a)      Potential proceeds from any transactions related to the Castrol strategic review and announcement to bring a strategic partner into Lightsource bp will be allocated to reduce net debt.
(b)     RC profit or loss before interest and tax for the fourth quarter 2024 for gas & low carbon energy and customers and products has been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.
(c)      Subject to board discretion each quarter taking into account factors including current forecasts, the cumulative level of and outlook for cash flow, share count reduction from buybacks and maintaining 'A' range credit metrics.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 36.

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Financial results

In addition to the highlights on page 2:
● Profit attributable to bp shareholders in the first quarter was $0.7 billion, compared with $2.3 billion in the same period of 2024.

- After adjusting profit attributable to bp shareholders for inventory holding gains* and net impact of adjusting items*, underlying replacement cost (RC) profit* for the first quarter was $1.4 billion, compared with $2.7 billion for the same period of 2024. The underlying RC profit for the first quarter compared with the same period in 2024 mainly reflects lower refining margins, a weak gas marketing and trading result and an average oil trading contribution, partly offset by a higher customers result.

- Adjusting items in the first quarter had a net adverse pre-tax impact of $0.4 billion, compared with a net adverse pre-tax impact of $1.2 billion in the same period of 2024.

- Adjusting items for the first quarter include a favourable pre-tax impact of fair value accounting effects*, relative to management's internal measure of performance, of $1.0 billion, compared with an adverse pre-tax impact of $0.2 billion in the same period of 2024. This is primarily due to a larger decline in the forward price of LNG over the 2025 period compared to the comparative periods of 2024 and the favourable impact of the fair value accounting effects relating to the hybrid bonds in the first quarter 2025 compared to the adverse impact in the first quarter 2024.

- Adjusting items for the first quarter of 2025 include an adverse pre-tax impact of asset impairments of $0.4 billion, compared with an adverse pre-tax impact of $0.6 billion in the same period of 2024.

● The effective tax rate (ETR) on RC profit or loss* for the first quarter was 71%, compared with 54% for the same period in 2024. Excluding adjusting items, the underlying ETR* for the first quarter was 50%, compared with 43% for the same period in 2024. The higher underlying ETR for the first quarter reflects changes in the geographical mix of profits. ETR on RC profit or loss and underlying ETR are non-IFRS measures.

● Operating cash flow* for the first quarter was $2.8 billion, compared with $5.0 billion for the same period in 2024. The reduction in operating cash flow reflects lower underlying replacement cost profit coupled with a higher working capital* build partly offset by a reduction in tax paid.

● Capital expenditure* in the first quarter was $3.6 billion, compared with $4.3 billion in the same period of 2024 largely reflecting reduced capital expenditure on low carbon energy.

● Total divestment and other proceeds for the first quarter were $0.3 billion, compared with $0.4 billion for the same period in 2024.

● At the end of the first quarter, net debt* was $27.0 billion, compared with $23.0 billion at the end of the fourth quarter 2024 and $24.0 billion at the end of the first quarter 2024 primarily due to the lower operating cash flow and timing of divestment proceeds in the first quarter 2025. The movement over the last year was also impacted by divestment proceeds and the issuance of additional perpetual hybrid bonds, offset partly by acquired net debt from the completion of the bp Bunge Bioenergia and Lightsource bp transactions.

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Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
RC profit (loss) before interest and tax
gas & low carbon energy(a)	1,358	1,324	1,036
oil production & operations	2,788	2,571	3,060
customers & products(a)	103	(1,921)	988
other businesses & corporate	(22)	(1,161)	(300)
Consolidation adjustment - UPII*	13	(49)	32
RC profit before interest and tax	4,240	764	4,816
Finance costs and net finance expense relating to pensions and other post-employment benefits	(1,269)	(1,246)	(1,034)
Taxation on a RC basis	(2,107)	(1,131)	(2,030)
Non-controlling interests	(295)	(339)	(146)
RC profit (loss) attributable to bp shareholders*	569	(1,952)	1,606
Inventory holding gains (losses)*	159	(21)	851
Taxation (charge) credit on inventory holding gains and losses	(41)	14	(194)
Profit (loss) for the period attributable to bp shareholders	687	(1,959)	2,263

(a)   Fourth quarter 2024 has been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

Analysis of underlying RC profit (loss) before interest and tax

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	997	1,987	1,658
oil production & operations	2,895	2,924	3,125
customers & products	677	(302)	1,289
other businesses & corporate	(117)	(527)	(154)
Consolidation adjustment - UPII	13	(49)	32
Underlying RC profit before interest and tax	4,465	4,033	5,950
Finance costs on an underlying RC basis(a) and net finance expense relating to pensions and other post-employment benefits	(1,082)	(1,096)	(942)
Taxation on an underlying RC basis	(1,707)	(1,429)	(2,139)
Non-controlling interests	(295)	(339)	(146)
Underlying RC profit attributable to bp shareholders*	1,381	1,169	2,723

(a)    A non-IFRS measure. Finance costs on an underlying RC basis is defined as finance costs as stated in the group income statement excluding finance costs classified as adjusting items* (see footnote (g) on page 24).

Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 6-12 for the segments.

Operating Metrics

	First	Fourth	First	1Q25
	quarter	quarter	quarter	vs
	2025	2024	2024	1Q24
Tier 1 and tier 2 process safety events*	10	6	14	-4
upstream* production(a) (mboe/d)	2,239	2,299	2,378	-5.8%
upstream unit production costs*(b) ($/boe)	6.34	5.93	6.00	+5.6%
bp-operated upstream plant reliability*	95.4%	94.7%	94.9%	+0.5
bp-operated refining availability*(a)	96.2%	94.8%	90.4%	+5.8

(a)      See Operational updates on pages 6, 8 and 10. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.

(b)     First quarter 2025, compared with the first quarter 2024, the increase mainly reflects portfolio mix.

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Outlook & Guidance

2Q 2025 guidance

● Looking ahead, bp expects second quarter 2025 reported upstream* production to be broadly flat compared with the first-quarter 2025.

● In its customers business, bp expects seasonally higher volumes compared to the first quarter and fuels margins to remain sensitive to movements in the cost of supply.

● In products, bp expects a significantly higher level of planned refinery turnaround activity compared to the first quarter and refining margin environment to remain sensitive to the economic outlook.

2025 guidance
In addition to the guidance on page 2:
● bp continues to expect reported upstream* production to be lower and underlying upstream production* to be slightly lower compared with 2024. Within this, bp expects underlying production from oil production & operations to be broadly flat and production from gas & low carbon energy to be lower.

● In its customers business, bp continues to expect growth in its customers businesses including a full year contribution from bp bioenergy and a higher contribution from TravelCenters of America in part supported by a partial recovery from the US freight recession. Earnings growth is expected to be supported by structural cost reduction. bp continues to expect fuels margins to remain sensitive to the cost of supply and earnings delivery to remain sensitive to the relative strength of the US dollar.

● In products, bp continues to expect broadly flat refining margins relative to 2024 and stronger underlying performance underpinned by the absence of the plant-wide power outage at Whiting refinery, and improvement plans across the portfolio. bp continues to expect similar levels of refinery turnaround activity, with phasing of turnaround activity in 2025 heavily weighted towards the first half, with the highest impact in the second quarter.

● bp continues to expect other businesses & corporate underlying annual charge to be around $1.0 billion for 2025. The charge may vary from quarter to quarter.

● bp continues to expect the depreciation, depletion and amortization to be broadly flat compared with 2024.

● bp continues to expect the underlying ETR* for 2025 to be around 40% but it is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group's profits and losses.

● bp now expects divestment and other proceeds to be around $3-4 billion in 2025, weighted towards the second half.

● bp continues to expect Gulf of America settlement payments for the year to be around $1.2 billion pre-tax including $1.1 billion pre-tax paid during the second quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 36.

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gas & low carbon energy*
Financial results
●      The replacement cost (RC) profit before interest and tax for the first quarter was $1,358 million, compared with $1,036 million for the same period in 2024. The first quarter is adjusted by a favourable impact of net adjusting items* of $361 million, compared with an adverse impact of net adjusting items of $622 million for the same period in 2024. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are a favourable impact of $668 million for the first quarter in 2025 and a favourable impact of $113 million for the same period in 2024. See page 24 for more information on adjusting items.

●      After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the first quarter was $997 million, compared with $1,658 million for the same period in 2024.

●      The underlying RC profit before interest and tax for the first quarter compared with the same period in 2024, reflects a weak trading result and the impact of divestments in Egypt and Trinidad in the fourth quarter 2024, partially offset by higher realizations, lower exploration write-offs and the absence of the foreign exchange loss on Egyptian pound balances.

Operational update
●      Reported production for the quarter was 764mboe/d, 16.5% lower than the same period in 2024, mainly due to the divestments in Egypt and Trinidad in the fourth quarter 2024. Underlying production* was 6.1% lower due to base decline partially offset by the ramp-up of major projects*.

Strategic progress
gas
●        In February, bp announced the Raven Infills project in the West Nile Delta (WND) had started production ahead of schedule. The two-well tie-back to the bp-operated Raven facility is expected to produce around 220 billion cubic feet of gas and 7 million barrels of condensate. bp, the operator, holds an 82.75% stake in the project, while Harbour Energy owns the remaining 17.25%.

●        In March, bp announced successful completion of the "El Fayoum-5" gas discovery well in the North Alexandria Offshore Concession, marking the final well in its four-slot drilling campaign in WND. It is planned to be tied-back to bp's operated WND Gas Development. This follows the announcement in February of the successful "El King-2" exploration well in the North King Mariout Offshore Concession.

●        In March, bp announced it has agreed for Apollo-managed funds to purchase a 25% non-controlling stake in bp Pipelines TANAP Limited, the bp subsidiary that holds a 12% share in TANAP, owner and operator of the pipeline that carries natural gas from Azerbaijan across Türkiye, for consideration of approximately $1.0 billion. Upon completion, expected in the second quarter, and subject to regulatory and shareholder approvals, bp will remain the controlling shareholder of bp Pipelines TANAP Limited.

●        In March, bp announced it has achieved two major milestones in Trinidad & Tobago, sanctioning the Ginger gas development and exploration success at its Frangipani well. Taking the final investment decision on Ginger and discovering gas at Frangipani are the latest demonstrations of upstream activity this year for bp in Trinidad & Tobago.

●        In April, bp announced its Cypre development (located in Trinidad & Tobago) has safely delivered its first gas.

●        In April, bp announced that it has safely loaded the first cargo of liquefied natural gas (LNG) for export from its GTA Phase 1 project offshore Mauritania and Senegal.

low carbon energy
●        In March, bp and JERA Co., Inc. announced the leadership team of their planned 50:50 offshore wind joint venture, JERA Nex bp. Completion is expected by end of the third quarter of 2025, subject to regulatory and other approvals.

●        In March, bp entered into an agreement to sell 100% of its interest in a parcel of land located at Astoria, in the City and State of New York, to the Power Authority of the State of New York. The transaction is expected to close in mid 2025 and is subject to regulatory and other approvals.

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gas & low carbon energy (continued)
	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Profit before interest and tax(a)	1,358	1,324	1,036
Inventory holding (gains) losses*	-	-	-
RC profit before interest and tax(a)	1,358	1,324	1,036
Net (favourable) adverse impact of adjusting items(a)	(361)	663	622
Underlying RC profit before interest and tax	997	1,987	1,658
Taxation on an underlying RC basis	(471)	(705)	(518)
Underlying RC profit before interest	526	1,282	1,140

(a)      Fourth quarter 2024 has been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,166	1,153	1,293

Exploration write-offs
Exploration write-offs	-	(10)	203

Adjusted EBITDA*
Total adjusted EBITDA	2,163	3,130	3,154

Capital expenditure*
gas(b)	774	1,228	754
low carbon energy(c)	129	(107)	659
Total capital expenditure(b)	903	1,121	1,413

(b)     Comparative periods have been restated to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.
(c)      Fourth quarter 2024 includes cash acquired net of acquisition payments on completion of the Lightsource bp acquisition.

	First	Fourth	First
	quarter	quarter	quarter
	2025	2024	2024
Production (net of royalties)(d)
Liquids* (mb/d)	83	91	102
Natural gas (mmcf/d)	3,950	4,402	4,708
Total hydrocarbons* (mboe/d)	764	850	914

Average realizations*(e)
Liquids ($/bbl)	70.74	68.93	76.92
Natural gas ($/mcf)	7.26	6.96	5.45
Total hydrocarbons ($/boe)	45.38	43.21	36.64

(d)     Includes bp's share of production of equity-accounted entities in the gas & low carbon energy segment.
(e)      Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

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oil production & operations
Financial results
●      The replacement cost (RC) profit before interest and tax for the first quarter was $2,788 million, compared with $3,060 million for the same period in 2024. The first quarter is adjusted by an adverse impact of net adjusting items* of $107 million, compared with an adverse impact of net adjusting items of $65 million for the same period in 2024. See page 24 for more information on adjusting items.

●      After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the first quarter was $2,895 million, compared with $3,125 million for the same period in 2024.

●      The underlying RC profit before interest and tax for the first quarter, compared with the same period in 2024, primarily reflects lower realizations, increased depreciation charges and lower income from equity- accounted entities partly offset by higher volumes.

Operational update
●      Reported production for the quarter was 1,475mboe/d, 0.8% higher than the first quarter of 2024. Underlying production* for the quarter was 1.5% higher compared with the first quarter of 2024 reflecting improved base performance partly offset by bpx Energy.

Strategic progress

●      In March, bp has received final government ratification for its contract to invest in the redevelopment of several giant oil fields in Kirkuk, in the north of Iraq. The contract between North Oil Company (NOC), North Gas Company (NGC) and bp includes the rehabilitation and redevelopment of the fields, spanning oil, gas, power and water with potential for investment in exploration.

●      In April, bp announced a Miocene oil discovery at the Far South prospect in the US Gulf of America. bp drilled the exploration well in Green Canyon Block 584 approximately 120 miles off the coast of Louisiana in 4,092 feet of water. The well was drilled to a total depth of 23,830 feet. The Far South co-owners are bp (operator, 57.5%) and Chevron U.S.A. Inc. (42.5%).

●      Following signing of the addendum to the existing Azeri, Chirag and Deepwater Guneshli (ACG) production-sharing agreement* in 2024, in January the initial producer well from West Chirag in the deeper non-associated gas reservoirs has encountered hydrocarbons. First gas is expected later in the year.

●      In February, Azule Energy (a 50:50 joint venture between bp and Eni) - in collaboration with its New Gas Consortium (NGC) partners, has completed installation of the jacket and deck of the Quiluma offshore platform, a key step in Angola's first non-associated gas development. Installation of the jacket at the Maboqueiro platform is ongoing, as is construction at the onshore gas processing plant that will tie in to the nearby Angola LNG plant and domestic gas infrastructure.

●      Azule Energy - in March, the Agogo Floating Production, Storage & Offloading vessel (FPSO) has completed construction in Shanghai, China and is now in transit to Angola Block 15/06. It will be the third leased FPSO in the Azule-operated block, boosting production from the Agogo and Ndungo fields.

●      Namibia - in April, Rhino Resources (42.5%) along with co-venturers Azule Energy (42.5%), Namcor (10%), and Korres Investments (5%) announced the successful drilling of the Capricornus 1-X exploration well in block PEL-85 in the Orange basin. The well successfully penetrated the Lower Cretaceous target and found 38m of net pay, with the reservoir showing good petrophysical properties and no observed water contact. Hydrocarbon samples and sidewell cores were collected through intensive wireline logging operations. The well successfully completed a production test across the light oil-bearing reservoir. The well achieved a surface-constrained flow rate in excess of 11,000b/d on a 40/64" choke. The light 37° API oil exhibited limited associated gas with less than 2% CO2 and no hydrogen sulphide.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Profit before interest and tax	2,795	2,564	3,059
Inventory holding (gains) losses*	(7)	7	1
RC profit before interest and tax	2,788	2,571	3,060
Net (favourable) adverse impact of adjusting items	107	353	65
Underlying RC profit before interest and tax	2,895	2,924	3,125
Taxation on an underlying RC basis	(1,375)	(1,226)	(1,509)
Underlying RC profit before interest	1,520	1,698	1,616

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oil production & operations (continued)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,787	1,734	1,657

Exploration write-offs
Exploration write-offs	53	133	3

Adjusted EBITDA*
Total adjusted EBITDA	4,735	4,791	4,785

Capital expenditure*
Total capital expenditure	1,696	1,478	1,776

	First	Fourth	First
	quarter	quarter	quarter
	2025	2024	2024
Production (net of royalties)(a)
Liquids* (mb/d)	1,086	1,057	1,056
Natural gas (mmcf/d)	2,258	2,269	2,364
Total hydrocarbons* (mboe/d)	1,475	1,449	1,463

Average realizations*(b)
Liquids(c) ($/bbl)	67.50	65.56	70.53
Natural gas ($/mcf)	4.74	3.29	2.66
Total hydrocarbons(c) ($/boe)	56.45	52.28	54.11

(a)      Includes bp's share of production of equity-accounted entities in the oil production & operations segment.
(b)     Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.
(c)      Fourth quarter 2024 includes an immaterial impact of a prior period adjustment in the US region.

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customers & products
Financial results
●      The replacement cost (RC) profit before interest and tax for the first quarter was $103 million, compared with $988 million for the same period in 2024. The first quarter is adjusted by an adverse impact of net adjusting items* of $574 million, compared with an adverse impact of net adjusting items of $301 million for the same period in 2024. See page 24 for more information on adjusting items.

●      After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit or profit before interest and tax* (underlying result) for the first quarter was $677 million, compared with $1,289 million for the same period in 2024.

●      The customers & products underlying result for the first quarter was lower than the same period in 2024, primarily reflecting lower refining margins and an average oil trading contribution, partly offset by a higher customers result.

●      customers - the customers underlying result for the first quarter was higher compared with the same period in 2024. The underlying result reflects stronger retail fuels margins, a stronger midstream performance, and continued quarterly year-on-year growth from Castrol for seven consecutive quarters, driven by lower costs and higher volumes.

●      products - the products underlying result for the first quarter was lower compared to the same period in 2024. In refining, the underlying result for the first quarter was mainly impacted by lower industry refining margins, with realized margins also reflecting narrower North American heavy crude oil differentials and relative exposure to weaker diesel cracks, partly offset by the absence of the first quarter 2024 plant-wide power outage at the Whiting refinery. The oil trading result for the first quarter was average.

Operational update
●      bp-operated refining availability* for the first quarter was 96.2%, higher compared with 90.4% for the same period in 2024, mainly due to the absence of the Whiting refinery power outage.

Strategic progress
●      In February, bp announced a strategic review of its Castrol business with the intention of accelerating Castrol's next phase of value delivery. The strategic review will consider all options with a focus on value creation.

●      In March, bp announced plans to sell its mobility and convenience business in Austria. The potential sale includes all of bp's Austrian retail sites, EV charging assets, the associated fleet business of bp in Austria and bp's share in the company operating the Linz terminal joint venture. bp is targeting to close the divestment by the end of 2025.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Profit (loss) before interest and tax(a)	255	(1,935)	1,840
Inventory holding (gains) losses*	(152)	14	(852)
RC profit (loss) before interest and tax(a)	103	(1,921)	988
Net (favourable) adverse impact of adjusting items(a)	574	1,619	301
Underlying RC profit before interest and tax	677	(302)	1,289
Of which:(b)
customers - convenience & mobility	664	527	370
Castrol - included in customers	238	220	184
products - refining & trading	13	(829)	919
Taxation on an underlying RC basis	(76)	73	(333)
Underlying RC profit before interest	601	(229)	956

(a)      Fourth quarter 2024 has been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.
(b)     A reconciliation to RC profit before interest and tax by business is provided on page 28.

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customers & products (continued)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Adjusted EBITDA*(c)
customers - convenience & mobility	1,231	1,174	854
Castrol - included in customers	284	267	226
products - refining & trading	431	(365)	1,379
	1,662	809	2,233

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	985	1,111	944

Capital expenditure*
customers - convenience & mobility	585	541	566
Castrol - included in customers	37	60	43
products - refining & trading(d)	358	474	439
Total capital expenditure(d)	943	1,015	1,005

(c)      A reconciliation to RC profit before interest and tax by business is provided on page 28.
(d)     Comparative periods have been restated to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

Marketing sales of refined products (mb/d)	First	Fourth	First
	quarter	quarter	quarter
	2025	2024	2024
US	1,201	1,244	1,080
Europe	946	993	940
Rest of World	466	493	469
	2,613	2,730	2,489
Trading/supply sales of refined products	441	397	352
Total sales volume of refined products	3,054	3,127	2,841

Refining marker margin*
bp average refining marker margin (RMM) ($/bbl)	15.2	13.1	20.6

Refinery throughputs (mb/d)
US	674	583	525
Europe	822	807	830
Total refinery throughputs	1,496	1,390	1,355

bp-operated refining availability* (%)	96.2	94.8	90.4

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other businesses & corporate
Other businesses & corporate comprises technology, bp ventures, our corporate activities & functions and any residual costs of the Gulf of America oil spill.

Financial results
●      The replacement cost (RC) loss before interest and tax for the first quarter was $22 million, compared with a loss of $300 million for the same period in 2024. The first quarter is adjusted by a favourable impact of net adjusting items* of $95 million, compared with an adverse impact of net adjusting items of $146 million for the same period in 2024. Adjusting items include favourable impacts of fair value accounting effects* of $369 million for the first quarter, and an adverse impact of $193 million for the same period in 2024. See page 24 for more information on adjusting items.

●      After adjusting RC loss before interest and tax for adjusting items, the underlying RC loss before interest and tax* for the first quarter was $117 million, compared with a loss of $154 million for the same period in 2024.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Profit (loss) before interest and tax	(22)	(1,161)	(300)
Inventory holding (gains) losses*	-	-	-
RC profit (loss) before interest and tax	(22)	(1,161)	(300)
Net (favourable) adverse impact of adjusting items(a)	(95)	634	146
Underlying RC profit (loss) before interest and tax	(117)	(527)	(154)
Taxation on an underlying RC basis	33	254	99
Underlying RC profit (loss) before interest	(84)	(273)	(55)

(a)      Includes fair value accounting effects relating to hybrid bonds. See page 31 for more information.

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Financial statements

Group income statement

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024

Sales and other operating revenues (Note 5)	46,905	45,752	48,880
Earnings from joint ventures - after interest and tax	327	75	178
Earnings from associates - after interest and tax	249	240	298
Interest and other income	385	1,540	381
Gains on sale of businesses and fixed assets	14	481	224
Total revenues and other income	47,880	48,088	49,961
Purchases	27,720	27,264	27,647
Production and manufacturing expenses	6,114	8,041	6,847
Production and similar taxes	447	402	444
Depreciation, depletion and amortization (Note 6)	4,183	4,257	4,150
Net impairment and losses on sale of businesses and fixed assets (Note 3)	503	3,107	737
Exploration expense	103	176	247
Distribution and administration expenses	4,411	4,098	4,222
Profit (loss) before interest and taxation	4,399	743	5,667
Finance costs	1,321	1,291	1,075
Net finance (income) expense relating to pensions and other post-employment benefits	(52)	(45)	(41)
Profit (loss) before taxation	3,130	(503)	4,633
Taxation	2,148	1,117	2,224
Profit (loss) for the period	982	(1,620)	2,409
Attributable to
bp shareholders	687	(1,959)	2,263
Non-controlling interests	295	339	146
	982	(1,620)	2,409

Earnings per share (Note 7)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	4.35	(12.33)	13.57
Diluted	4.27	(12.33)	13.25
Per ADS (dollars)
Basic	0.26	(0.74)	0.81
Diluted	0.26	(0.74)	0.80

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Condensed group statement of comprehensive income

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024

Profit (loss) for the period	982	(1,620)	2,409
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	819	(1,540)	(448)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets(b)	-	1,004	-
Cash flow hedges and costs of hedging	(185)	(209)	(115)
Share of items relating to equity-accounted entities, net of tax	1	27	(8)
Income tax relating to items that may be reclassified	42	(79)	(4)
	677	(797)	(575)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	331	(3)	(66)
Remeasurements of equity investments	(1)	(9)	(13)
Cash flow hedges that will subsequently be transferred to the balance sheet	2	(8)	(3)
Income tax relating to items that will not be reclassified(c)	(95)	(11)	674
	237	(31)	592
Other comprehensive income	914	(828)	17
Total comprehensive income	1,896	(2,448)	2,426
Attributable to
bp shareholders	1,556	(2,698)	2,303
Non-controlling interests	340	250	123
	1,896	(2,448)	2,426

(a)      First quarter 2025 and fourth quarter 2024 are principally affected by movements in the Pound Sterling against the US dollar.
(b)     Fourth quarter 2024 includes $942 million recycling of cumulative foreign exchange losses from reserves relating to the sale of bp's Türkiye ground fuels business to Petrol Ofisi.
(c)      First quarter 2024 includes a $658-million credit in respect of the reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%.

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Condensed group statement of changes in equity

	bp shareholders'	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2025	59,246	16,649	2,423	78,318

Total comprehensive income	1,556	197	143	1,896
Dividends	(1,265)	-	(74)	(1,339)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	-	-	(1)
Repurchase of ordinary share capital	(1,753)	-	-	(1,753)
Share-based payments, net of tax	432	-	-	432
Issue of perpetual hybrid bonds(a)	-	500	-	500
Payments on perpetual hybrid bonds	-	(103)	-	(103)
Transactions involving non-controlling interests, net of tax	-	-	2	2
At 31 March 2025	58,215	17,243	2,494	77,952

	bp shareholders'	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2024	70,283	13,566	1,644	85,493

Total comprehensive income	2,303	154	(31)	2,426
Dividends	(1,222)	-	(126)	(1,348)
Cash flow hedges transferred to the balance sheet, net of tax	(2)	-	-	(2)
Repurchase of ordinary share capital	(1,751)	-	-	(1,751)
Share-based payments, net of tax	154	-	-	154
Issue of perpetual hybrid bonds	(4)	1,300	-	1,296
Redemption of perpetual bonds	9	(1,300)	-	(1,291)
Payments on perpetual hybrid bonds	-	(84)	-	(84)
Transactions involving non-controlling interests, net of tax	-	-	47	47
At 31 March 2024	69,770	13,636	1,534	84,940

(a)  During the first quarter 2025 a group subsidiary issued perpetual subordinated hybrid securities of $0.5 billion, the proceeds of which were specifically earmarked to fund BP Alternative Energy Investments Ltd including the funding of Lightsource bp. This transaction resulted in a reduction of net debt and gearing.

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Group balance sheet

	31 March	31 December
$ million	2025	2024
Non-current assets
Property, plant and equipment	100,469	100,238
Goodwill	14,909	14,888
Intangible assets	9,124	9,646
Investments in joint ventures	12,350	12,291
Investments in associates	7,706	7,741
Other investments	1,222	1,292
Fixed assets	145,780	146,096
Loans	2,312	1,961
Trade and other receivables	1,760	1,815
Derivative financial instruments	16,437	16,114
Prepayments	572	548
Deferred tax assets	5,568	5,403
Defined benefit pension plan surpluses	7,890	7,457
	180,319	179,394
Current assets
Loans	222	223
Inventories	24,708	23,232
Trade and other receivables	28,540	27,127
Derivative financial instruments	4,597	5,112
Prepayments	2,853	2,594
Current tax receivable	1,104	1,096
Other investments	275	165
Cash and cash equivalents	33,774	39,204
	96,073	98,753
Assets classified as held for sale (Note 2)	5,004	4,081
	101,077	102,834
Total assets	281,396	282,228
Current liabilities
Trade and other payables	58,821	58,411
Derivative financial instruments	3,935	4,347
Accruals	4,948	6,071
Lease liabilities	2,714	2,660
Finance debt	4,856	4,474
Current tax payable	1,923	1,573
Provisions	4,436	3,600
	81,633	81,136
Liabilities directly associated with assets classified as held for sale (Note 2)	1,179	1,105
	82,812	82,241
Non-current liabilities
Other payables	9,106	9,409
Derivative financial instruments	17,670	18,532
Accruals	1,345	1,326
Lease liabilities	9,770	9,340
Finance debt	53,790	55,073
Deferred tax liabilities	8,975	8,428
Provisions	15,151	14,688
Defined benefit pension plan and other post-employment benefit plan deficits	4,825	4,873
	120,632	121,669
Total liabilities	203,444	203,910
Net assets	77,952	78,318
Equity
bp shareholders' equity	58,215	59,246
Non-controlling interests	19,737	19,072
Total equity	77,952	78,318

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Condensed group cash flow statement

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Operating activities
Profit (loss) before taxation	3,130	(503)	4,633
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,236	4,381	4,356
Net impairment and (gain) loss on sale of businesses and fixed assets	489	2,626	513
Earnings from equity-accounted entities, less dividends received	(200)	303	(96)
Remeasurement of joint ventures	-	(917)	-
Net charge for interest and other finance expense, less net interest paid	147	602	192
Share-based payments	401	228	161
Net operating charge for pensions and other post-employment benefits, less contributions and benefit payments for unfunded plans	(11)	(64)	(32)
Net charge for provisions, less payments	1,104	(185)	(683)
Movements in inventories and other current and non-current assets and liabilities	(5,069)	2,752	(2,131)
Income taxes paid	(1,393)	(1,796)	(1,904)
Net cash provided by operating activities	2,834	7,427	5,009
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,351)	(3,893)	(3,718)
Acquisitions, net of cash acquired	(202)	493	(106)
Investment in joint ventures	(58)	(326)	(353)
Investment in associates	(12)	-	(101)
Total cash capital expenditure	(3,623)	(3,726)	(4,278)
Proceeds from disposal of fixed assets	292	211	66
Proceeds from disposal of businesses, net of cash disposed	36	1,738	347
Proceeds from loan repayments	31	22	16
Cash provided from investing activities	359	1,971	429
Net cash used in investing activities	(3,264)	(1,755)	(3,849)
Financing activities
Net issue (repurchase) of shares (Note 7)	(1,847)	(1,625)	(1,750)
Lease liability payments	(727)	(757)	(694)
Proceeds from long-term financing	54	3,260	2,259
Repayments of long-term financing	(1,366)	(717)	(674)
Net increase (decrease) in short-term debt	(125)	(2,958)	16
Issue of perpetual hybrid bonds	500	3,034	1,296
Redemption of perpetual hybrid bonds	-	-	(1,288)
Payments relating to perpetual hybrid bonds	(272)	(255)	(256)
Payments relating to transactions involving non-controlling interests (Other interest)	-	(21)	-
Receipts relating to transactions involving non-controlling interests (Other interest)	-	836	16
Dividends paid - bp shareholders	(1,257)	(1,283)	(1,219)
- non-controlling interests	(74)	(93)	(126)
Net cash provided by (used in) financing activities	(5,114)	(579)	(2,420)
Currency translation differences relating to cash and cash equivalents	106	(419)	(260)
Increase (decrease) in cash and cash equivalents	(5,438)	4,674	(1,520)
Cash and cash equivalents at beginning of period	39,269	34,595	33,030
Cash and cash equivalents at end of period(a)	33,831	39,269	31,510

(a)    First quarter 2025 includes $57 million and fourth quarter 2024 includes $65 million of cash and cash equivalents classified as assets held for sale in the group balance sheet.

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Notes

Note 1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2024 included in bp Annual Report and Form 20-F 2024.

bp prepares its consolidated financial statements included within bp Annual Report and Form 20-F on the basis of IFRS Accounting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB), IFRSs as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRSs as adopted by the UK does not differ from IFRSs as adopted by the EU. IFRSs as adopted by the UK and EU differ in certain respects from IFRSs as issued by the IASB. The differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing bp Annual Report and Form 20-F 2025 which are the same as those used in preparing bp Annual Report and Form 20-F 2024.

There are no new or amended standards or interpretations adopted from 1 January 2025 onwards that have a significant impact on the financial information.

UK Energy Profits Levy

In October 2024, the UK government announced changes (effective from 1 November 2024) to the Energy Profits Levy including a 3% increase in the rate taking the headline rate of tax on North Sea profits to 78%, an extension to the period of application of the Levy to 31 March 2030 and the removal of the Levy's main investment allowance. The changes to the rate and to the investment allowance were substantively enacted in 2024. The extension of the Levy to 31 March 2030 was substantively enacted in the first quarter 2025, resulting in a non-cash deferred charge of approximately $0.5 billion.

Change in segmentation
During the first quarter of 2025, our Archaea business has moved from the customers & products segment to the gas & low carbon energy segment. The change in segmentation is consistent with a change in the way that resources are allocated, and performance is assessed by the chief operating decision maker, who for bp is the group chief executive.

Comparative information for 2024 has been restated where material to reflect the changes in reportable segments.

Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in bp Annual Report and Form 20-F 2024. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates.  No significant changes were identified.

Note 2. Non-current assets held for sale

The carrying amount of assets classified as held for sale at 31 March 2025 is $5,004 million, with associated liabilities of $1,179 million.

On 16 September 2024, bp announced that it plans to sell its US onshore wind energy business, bp Wind Energy. bp Wind Energy has interests in ten operating onshore wind energy assets across seven US states. As a result of progression of the disposal process completion of a disposal in 2025 is considered to be highly probable. The carrying amount of assets classified as held for sale at 31 March 2025 is $569 million, with associated liabilities of $41 million.

On 24 October, bp completed the acquisition of the remaining 50.03% of Lightsource bp. The acquisition included certain assets for which sales processes were in progress at the acquisition date. Completion of the sale of these assets within one year of the acquisition date is considered to be highly probable. The carrying amount of assets classified as held for sale at 31 March 2025 is $1,686 million, with associated liabilities of $1,071 million.

On 9 December 2024, bp and JERA Co., Inc. agreed to combine their offshore wind businesses to form a new standalone, equally-owned joint venture - JERA Nex bp. The parties have agreed to work to complete formation of JERA Nex bp, subject to regulatory and other approvals, by end of the third quarter of 2025. bp will contribute its development projects in the UK, Japan, Germany and US into the new joint venture. The related assets and liabilities of those projects have, therefore, been classified as held for sale.  The carrying amount of assets classified as held for sale at 31 March 2025 is $2,140 million, with associated liabilities of $15 million.

On 31 January 2025 bp and Devon Energy agreed to dissolve their Eagle Ford partnership and divide up the assets. The carrying amount of assets classified as held for sale at 31 March 2025 is $593 million, with associated liabilities of $53 million. The dissolution completed on 1 April 2025.

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Note 3. Impairment and losses on sale of businesses and fixed assets

Net impairment charges and losses on sale of businesses and fixed assets for the first quarter were $503 million, compared with net charges of $737 million for the same period in 2024 and include net impairment charges for the first quarter of $431 million, compared with net impairment charges of $649 million for the same period in 2024.

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
gas & low carbon energy(a)	1,358	1,324	1,036
oil production & operations	2,788	2,571	3,060
customers & products(a)	103	(1,921)	988
other businesses & corporate	(22)	(1,161)	(300)
	4,227	813	4,784
Consolidation adjustment - UPII*	13	(49)	32
RC profit (loss) before interest and tax	4,240	764	4,816
Inventory holding gains (losses)*
gas & low carbon energy	-	-	-
oil production & operations	7	(7)	(1)
customers & products	152	(14)	852
Profit (loss) before interest and tax	4,399	743	5,667
Finance costs	1,321	1,291	1,075
Net finance expense/(income) relating to pensions and other post-employment benefits	(52)	(45)	(41)
Profit (loss) before taxation	3,130	(503)	4,633

RC profit (loss) before interest and tax*
US	1,533	(117)	1,610
Non-US	2,707	881	3,206
	4,240	764	4,816

(a)    Fourth quarter 2024 has been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

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Note 5. Sales and other operating revenues

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
By segment
gas & low carbon energy	10,778	9,618	8,675
oil production & operations	6,502	6,078	6,432
customers & products	36,163	35,969	39,895
other businesses & corporate	484	544	606
	53,927	52,209	55,608

Less: sales and other operating revenues between segments
gas & low carbon energy	731	559	270
oil production & operations	5,818	5,482	5,913
customers & products	42	137	293
other businesses & corporate	431	279	252
	7,022	6,457	6,728

External sales and other operating revenues
gas & low carbon energy	10,047	9,059	8,405
oil production & operations	684	596	519
customers & products	36,121	35,832	39,602
other businesses & corporate	53	265	354
Total sales and other operating revenues	46,905	45,752	48,880

By geographical area
US	19,089	18,212	19,858
Non-US	35,701	35,265	39,208
	54,790	53,477	59,066
Less: sales and other operating revenues between areas	7,885	7,725	10,186
	46,905	45,752	48,880

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	415	515	548
Oil products	27,162	27,634	29,840
Natural gas, LNG and NGLs	7,263	7,268	5,751
Non-oil products and other revenues from contracts with customers	3,633	4,113	2,928
Revenue from contracts with customers	38,473	39,530	39,067
Other operating revenues(a)	8,432	6,222	9,813
Total sales and other operating revenues	46,905	45,752	48,880

(a)     Principally relates to commodity derivative transactions including sales of bp own production in trading books.

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Note 6. Depreciation, depletion and amortization

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,166	1,153	1,293
oil production & operations	1,787	1,734	1,657
customers & products	985	1,111	944
other businesses & corporate	245	259	256
	4,183	4,257	4,150
Total depreciation, depletion and amortization by geographical area
US	1,736	1,739	1,570
Non-US	2,447	2,518	2,580
	4,183	4,257	4,150

Note 7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Against the authority granted at bp's 2024 annual general meeting, 342 million ordinary shares were settled during the first quarter 2025 for a total cost of $1,847 million. Of these shares 176 million were cancelled and 165 million were held as treasury shares. A further 170 million ordinary shares were repurchased between the end of the reporting period and the date when the financial statements are authorised for issue for a total cost of $826 million. This amount has been accrued at 31 March 2025. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Results for the period
Profit (loss) for the period attributable to bp shareholders	687	(1,959)	2,263
Less: (gain) loss on redemption of perpetual hybrid bonds	-	-	(10)
Profit (loss) attributable to bp ordinary shareholders	687	(1,959)	2,273

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	15,778,296	15,885,184	16,751,887
ADS equivalent(c)	2,629,716	2,647,530	2,791,981

Weighted average number of shares outstanding used to calculate diluted earnings per share	16,097,610	15,885,184	17,153,505
ADS equivalent(c)	2,682,935	2,647,530	2,858,917

Shares in issue at period-end	15,785,972	15,851,028	16,687,850
ADS equivalent(c)	2,630,995	2,641,838	2,781,308

(a)      If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the fourth quarter 2024 are 367,276 thousand (ADS equivalent 61,213 thousand).
(b)     Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(c)      One ADS is equivalent to six ordinary shares.

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Note 8. Dividends

Dividends payable
bp today announced an interim dividend of 8.000 cents per ordinary share which is expected to be paid on 27 June 2025 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 16 May 2025. The ex-dividend date will be 15 May 2025 for ordinary shareholders and 16 May 2025 for ADS holders. The corresponding amount in sterling is due to be announced on 10 June 2025, calculated based on the average of the market exchange rates over three dealing days between 4 June 2025 and 6 June 2025. Holders of ADSs are expected to receive $0.48 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the first quarter 2025 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the first quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	First	Fourth	First
	quarter	quarter	quarter
	2025	2024	2024
Dividends paid per ordinary share
cents	8.000	8.000	7.270
pence	6.176	6.296	5.692
Dividends paid per ADS (cents)	48.00	48.00	43.62

Note 9. Net debt

Net debt*	31 March	31 December	31 March
$ million	2025	2024	2024
Finance debt(a)	58,646	59,547	53,013
Fair value (asset) liability of hedges related to finance debt(b)	2,096	2,654	2,512
	60,742	62,201	55,525
Less: cash and cash equivalents	33,774	39,204	31,510
Net debt(c)	26,968	22,997	24,015
Total equity	77,952	78,318	84,940
Gearing*	25.7%	22.7%	22.0%

(a)      The fair value of finance debt at 31 March 2025 was $55,064 million (31 December 2024 $54,966 million, 31 March 2024 $49,263 million).
(b)     Derivative financial instruments entered into for the purpose of managing foreign currency exchange risk associated with net debt with a fair value liability position of $137 million at 31 March 2025 (fourth quarter 2024 liability of $166 million and first quarter 2024 liability of $96 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)      Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

Note 10. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 28 April 2025, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in bp Annual Report and Form 20-F 2025. bp Annual Report and Form 20-F 2024 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

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Additional information

Capital expenditure*

Capital expenditure is a measure that provides useful information to understand how bp's management allocates resources including the investment of funds in projects which expand the group's activities through acquisition.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Capital expenditure
Organic capital expenditure*	3,440	4,229	3,979
Inorganic capital expenditure*(a)	183	(503)	299
	3,623	3,726	4,278

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Capital expenditure by segment
gas & low carbon energy(a)(b)	903	1,121	1,413
oil production & operations	1,696	1,478	1,776
customers & products(a)(b)	943	1,015	1,005
other businesses & corporate	81	112	84
	3,623	3,726	4,278
Capital expenditure by geographical area
US	1,433	1,765	1,776
Non-US	2,190	1,961	2,502
	3,623	3,726	4,278

(a)      Fourth quarter 2024 includes the cash acquired net of acquisition payments on completion of the bp Bunge Bioenergia and Lightsource bp acquisitions.
(b)     Comparative periods have been restated to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

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Adjusting items*

Adjusting items are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group's reported financial performance. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
gas & low carbon energy
Gains on sale of businesses and fixed assets	(1)	268	2
Net impairment and losses on sale of businesses and fixed assets(a)	(366)	(1,623)	(536)
Environmental and related provisions	-	-	-
Restructuring, integration and rationalization costs	(14)	(1)	-
Fair value accounting effects(b)(c)	668	(377)	113
Other(d)	74	1,070	(201)
	361	(663)	(622)
oil production & operations
Gains on sale of businesses and fixed assets	9	35	184
Net impairment and losses on sale of businesses and fixed assets	(15)	129	(120)
Environmental and related provisions	(31)	(60)	(77)
Restructuring, integration and rationalization costs	(41)	(14)	-
Fair value accounting effects	-	-	-
Other(e)	(29)	(443)	(52)
	(107)	(353)	(65)
customers & products
Gains on sale of businesses and fixed assets	3	169	5
Net impairment and losses on sale of businesses and fixed assets(a)(f)	(114)	(1,531)	(96)
Environmental and related provisions	-	(102)	-
Restructuring, integration and rationalization costs	(91)	(85)	1
Fair value accounting effects(c)	(82)	(119)	(144)
Other	(290)	49	(67)
	(574)	(1,619)	(301)
other businesses & corporate
Gains on sale of businesses and fixed assets	-	4	32
Net impairment and losses on sale of businesses and fixed assets	(5)	(28)	26
Environmental and related provisions	(72)	(98)	(9)
Restructuring, integration and rationalization costs	(198)	(21)	11
Fair value accounting effects(c)	369	(493)	(193)
Gulf of America oil spill	(9)	(12)	(11)
Other	10	14	(2)
	95	(634)	(146)
Total before interest and taxation	(225)	(3,269)	(1,134)
Finance costs(g)	(187)	(150)	(92)
Total before taxation	(412)	(3,419)	(1,226)
Taxation on adjusting items(h)	139	266	109
Taxation - tax rate change effect(i)	(539)	32	-
Total after taxation for period	(812)	(3,121)	(1,117)

(a)      Fourth quarter 2024 has been restated to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.
(b)     Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.
(c)      For further information, including the nature of fair value accounting effects reported in each segment, see pages 3, 6 and 31.
(d)     Fourth quarter 2024 includes a $508 million gain relating to the remeasurement of bp's pre-existing 49.97% interest in Lightsource bp and $498 million relating to the remeasurement of certain US assets excluded from the Lightsource bp acquisition.
(e)      Fourth quarter 2024 includes $429 million of impairment charges recognized through equity-accounted earnings relating to our interest in Pan American Energy Group.
(f)       Fourth quarter 2024 includes the loss on disposal of the Türkiye ground fuels business.
(g)      Includes the unwinding of discounting effects relating to Gulf of America oil spill payables and the income statement impact of temporary valuation differences related to the group's interest rate and foreign currency exchange risk management associated with finance debt. First quarter 2025 and fourth quarter 2024 include the unwinding of discounting effects relating to certain onerous contract provisions.

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(h)     Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.
(i)       First quarter 2025 and fourth quarter 2024 include revisions to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at the opening balance sheet date. The EPL increases the headline rate of tax on taxable profits from bp's North Sea business to 78%. In the first quarter 2025 a two-year extension of the EPL to 31 March 2030 was substantively enacted. In the fourth quarter 2024 a 3% increase in the rate of the EPL to 38% was substantively enacted.

Net debt including leases*

Gearing including leases and net debt including leases are non-IFRS measures that provide the impact of the group's lease portfolio on net debt and gearing.

Net debt including leases	31 March	31 December	31 March
$ million	2025	2024	2024
Net debt*	26,968	22,997	24,015
Lease liabilities	12,484	12,000	11,057
Net partner (receivable) payable for leases entered into on behalf of joint operations	(91)	(88)	(130)
Net debt including leases	39,361	34,909	34,942
Total equity	77,952	78,318	84,940
Gearing including leases	33.6%	30.8%	29.1%

Gulf of America oil spill

	31 March	31 December
$ million	2025	2024
Gulf of America oil spill payables and provisions	(8,152)	(7,958)
Of which - current	(1,535)	(1,127)

Deferred tax asset	1,242	1,205

Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of America oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of America oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in bp Annual Report and Form 20-F 2024 - Financial statements - Notes 7, 22, 23, 29, and 33.

Working capital* reconciliation

Change in working capital adjusted for inventory holding gains/losses*, fair value accounting effects* relating to subsidiaries and other adjusting items is a non-IFRS measure. It represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Movements in inventories and other current and non-current assets and liabilities as per condensed group cash flow statement(a)	(5,069)	2,752	(2,131)
Adjusted for inventory holding gains (losses) (Note 4)	159	(21)	851
Adjusted for fair value accounting effects relating to subsidiaries	959	(992)	(274)
Other adjusting items(b)	601	(460)	(834)
Working capital release (build) after adjusting for net inventory gains (losses), fair value accounting effects and other adjusting items	(3,350)	1,279	(2,388)

(a)      The movement in working capital includes outflows relating to the Gulf of America oil spill on a pre-tax basis of $2 million in the first quarter 2025 (fourth quarter 2024 $1 million, first quarter 2024 $7 million).
(b)     Other adjusting items relate to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory.

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Adjusted earnings before interest, taxation, depreciation and amortization (adjusted EBITDA)*

Adjusted EBITDA is a non-IFRS measure closely tracked by bp's management to evaluate the underlying trends in bp's operating performance on a comparable basis, period on period.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
Profit for the period	982	(1,620)	2,409
Finance costs	1,321	1,291	1,075
Net finance (income) expense relating to pensions and other post-employment benefits	(52)	(45)	(41)
Taxation	2,148	1,117	2,224
Profit before interest and tax	4,399	743	5,667
Inventory holding (gains) losses*, before tax	(159)	21	(851)
RC profit before interest and tax	4,240	764	4,816
Net (favourable) adverse impact of adjusting items*, before interest and tax	225	3,269	1,134
Underlying RC profit before interest and tax	4,465	4,033	5,950
Add back:
Depreciation, depletion and amortization	4,183	4,257	4,150
Exploration expenditure written off	53	123	206
Adjusted EBITDA	8,701	8,413	10,306

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Underlying operating expenditure* reconciliation

Underlying operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs).

Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company's financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects.

	First	Fourth	First
	quarter	quarter	quarter	Year
$ million	2025	2024	2024	2023
From group income statement
Production and manufacturing expenses	6,114	8,041	6,847	25,044
Distribution and administration expenses	4,411	4,098	4,222	16,772
	10,525	12,139	11,069	41,816
Less certain variable costs:
Transportation and shipping costs	3,047	3,302	2,858	10,752
Environmental costs	736	607	592	3,169
Marketing and distribution costs	427	350	631	2,430
Commission, storage and handling costs	366	375	360	1,633
Other variable costs and non-cash costs	297	1,056	596	743
Certain variable costs and non-cash costs	4,873	5,690	5,037	18,727

Adjusted operating expenditure*	5,652	6,449	6,032	23,089
Less certain adjusting items*:
Gulf of America oil spill	9	12	11	57
Environmental and related provisions	103	260	86	647
Restructuring, integration and rationalization costs	344	121	(12)	(37)
Fair value accounting effects - derivative instruments relating to the hybrid bonds	(369)	493	193	(630)
Other certain adjusting items	261	(221)	243	419
Certain adjusting items	348	665	521	456

Underlying operating expenditure	5,304	5,784	5,511	22,633

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Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	First	Fourth	First
	quarter	quarter	quarter
$ million	2025	2024	2024
RC profit (loss) before interest and tax for customers & products(a)	103	(1,921)	988
Less: Adjusting items* gains (charges)(a)	(574)	(1,619)	(301)
Underlying RC profit (loss) before interest and tax for customers & products	677	(302)	1,289
By business:
customers - convenience & mobility	664	527	370
Castrol - included in customers	238	220	184
products - refining & trading	13	(829)	919

Add back: Depreciation, depletion and amortization	985	1,111	944
By business:
customers - convenience & mobility	567	647	484
Castrol - included in customers	46	47	42
products - refining & trading	418	464	460

Adjusted EBITDA for customers & products	1,662	809	2,233
By business:
customers - convenience & mobility	1,231	1,174	854
Castrol - included in customers	284	267	226
products - refining & trading	431	(365)	1,379

(a)      Fourth quarter 2024 has been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

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Realizations* and marker prices

	First	Fourth	First
	quarter	quarter	quarter
	2025	2024	2024
Average realizations(a)
Liquids* ($/bbl)
US(b)	62.01	59.66	62.20
Europe	75.31	73.64	85.00
Rest of World	74.59	73.72	79.83
bp average(b)	67.79	65.88	71.24
Natural gas ($/mcf)
US	3.15	1.80	1.69
Europe	16.47	14.12	10.27
Rest of World	7.26	6.96	5.45
bp average	6.40	5.85	4.62
Total hydrocarbons* ($/boe)
US(b)	46.26	41.74	41.50
Europe	81.48	76.28	76.65
Rest of World	53.39	50.18	46.61
bp average(b)	52.28	48.44	46.42
Average oil marker prices ($/bbl)
Brent	75.73	74.73	83.16
West Texas Intermediate	71.47	70.42	77.01
Western Canadian Select	58.29	57.50	59.45
Alaska North Slope	75.83	74.28	81.33
Mars	72.55	69.98	76.90
Urals (NWE - cif)	64.21	64.51	68.34
Average natural gas marker prices
Henry Hub gas price(c) ($/mmBtu)	3.65	2.79	2.25
UK Gas - National Balancing Point (p/therm)	115.91	106.79	68.72

(a)      Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(b)     Fourth quarter and full year 2024 include an immaterial impact of a prior period adjustment in the US region.

(c)      Henry Hub First of Month Index.

Exchange rates

	First	Fourth	First
	quarter	quarter	quarter
	2025	2024	2024
$/£ average rate for the period	1.26	1.28	1.27
$/£ period-end rate	1.29	1.25	1.26

$/€ average rate for the period	1.05	1.07	1.09
$/€ period-end rate	1.08	1.04	1.08

$/AUD average rate for the period	0.63	0.65	0.66
$/AUD period-end rate	0.63	0.62	0.65

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Legal proceedings

For a full discussion of the group's material legal proceedings, see pages 218-219 of bp Annual Report and Form 20-F 2024.

Glossary

Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.

Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, adjusting for net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on page 28 for the customers & products businesses.
Adjusted EBITDA for the group is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-employment benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period. A reconciliation to IFRS information is provided on page 26 for the group.

Adjusted operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that operating expenditure is a performance measure that provides investors with useful information regarding the company's financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain adjusting items*, foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to operating expenditure is provided on page 27.

Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group's reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and related provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects and costs relating to the Gulf of America oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 24.

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.

Consolidation adjustment - UPII is unrealized profit in inventory arising on inter-segment transactions.

Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.

Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-IFRS measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

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Glossary (continued)

Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.

bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp's gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.

bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.

These include:

●      Under management's internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.

●      Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp's risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contracts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.

Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.

In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which are classified as equity instruments were recorded in the balance sheet at their issuance date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

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Glossary (continued)

Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, integrated gas and power and gas trading. From the first quarter of 2025 it also includes our Archaea business which prior to that was reported in the customers & products segment. Our low carbon business includes solar, offshore and onshore wind, hydrogen and CCS and power trading. Power trading includes trading of both renewable and non-renewable power.

Gearing and net debt are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 22.

We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.

Gearing including leases and net debt including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group's lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 25.

Hydrocarbons - Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in projects which expand the group's activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 23.

Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:

●      the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation's production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and

●      an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation's inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.

The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.

Liquids - Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.

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Glossary (continued)

Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.

Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.

Operating efficiency is calculated as production for bp-operated sites, excluding bpx energy and adjusted for certain items including entitlement impacts in our production-sharing agreements divided by installed production capacity for bp-operated sites, excluding bpx energy. Installed production capacity is the agreed rate achievable (measured at the export end of the system) when the installed production system (reservoir, wells, plant and export) is fully optimized and operated at full rate with no planned or unplanned deferrals.

Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in developing and maintaining the group's assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 23.

We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.

Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.

Refining availability represents Solomon Associates' operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp's crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp's particular refinery configurations and crude and product slate.

Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp's management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 1. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.

Solomon availability - See Refining availability definition.

Structural cost reduction is calculated as decreases in underlying operating expenditure* (as defined on page 34) as a result of operational efficiencies, divestments, workforce reductions and other cost saving measures that are expected to be sustainable compared with 2023 levels. The total change between periods in underlying operating expenditure will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations. Estimates of cumulative annual structural cost reduction may be revised depending on whether cost reductions realized in prior periods are determined to be sustainable compared with 2023 levels. Structural cost reductions are stewarded internally to support management's oversight of spending over time.
bp believes this performance measure is useful in demonstrating how management drives cost discipline across the entire organization, simplifying our processes and portfolio and streamlining the way we work. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to underlying operating expenditure is provided on page 27.

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Glossary (continued)

Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Tier 1 and tier 2 process safety events - Tier 1 events are losses of primary containment from a process of greatest consequence - causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp's operational HSSE reporting boundary. That boundary includes bp's own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate.

Underlying operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company's financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to underlying operating expenditure is provided on page 27.

Underlying production - 2025 underlying production, when compared with 2024, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.

Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 33) after excluding net adjusting items and related taxation. See page 24 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.

bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 1 for the group and pages 6-12 for the segments.

Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders, rather than profit or loss attributable to bp ordinary shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp ordinary shareholders.

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Glossary (continued)

upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.

upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of America weather related downtime.

upstream unit production costs are calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp's share of equity-accounted entities.

Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.

Change in working capital adjusted for inventory holding gains/losses, fair value accounting effects relating to subsidiaries and other adjusting items is a non-IFRS measure. It is calculated by adjusting for inventory holding gains/losses reported in the period; fair value accounting effects relating to subsidiaries reported within adjusting items for the period; and other adjusting items relating to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory. This represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period. The nearest equivalent measure on an IFRS basis for this is movements in inventories and other current and non-current assets and liabilities.

bp utilizes various arrangements in order to manage its working capital including discounting of receivables and, in the supply and trading business, the active management of supplier payment terms, inventory and collateral.

Trade marks
Trade marks of the bp group appear throughout this announcement. They include:

bp, Amoco, Aral, ampm, bp pulse, Castrol, PETRO, TA, and Thorntons

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Cautionary statement

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see', 'focus on' or similar expressions.
In particular, the following, among other statements, are all forward-looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding production and volumes; expectations regarding turnaround and maintenance activity; expectations regarding financial performance, results of operations, finance debt acquired in the first quarter, and cash flows; expectations regarding future project start-ups; expectations regarding shareholder returns; plans and expectations regarding bp's upstream production; plans and expectations regarding the amount or timing of payments related to divestment and other proceeds, and the timing, quantum and nature of certain acquisitions and divestments; plans and expectations regarding bp's balance sheet, cost reduction, cash flow, returns, and long-term shareholder value growth and its effects on bp's resilience; plans and expectations regarding bp's net debt target, investment strategy, divestments and other proceeds, capital expenditures, capital frame, underlying effective tax rate, depreciation, depletion and amortization; expectations regarding bp's shareholder returns including amount and timing of dividends and share buybacks; expectations regarding bp's customers business, including with respect to volumes, fuel margins, recovery from the US freight recession and its effects, and contributions from bp bioenergy and TravelCenters of America; expectations regarding bp's products business, including improvement plans, refinery turnaround activity, refining margins and operations; expectations regarding bp's other businesses & corporate underlying annual charge; plans and expectations regarding bp's oil and gas projects, including the Azule Energy projects, the Deepwater Guneshli (ACG) production-sharing agreement, the Raven facility and the agreed divestment of a non-controlling stake in bp Pipelines TANAP Limited; expectations regarding bp's low carbon energy business, including timing of completion of the JERA Nex bp offshore wind joint venture; expectations regarding the strategic review of the Castrol business; expectations regarding Gulf of America settlement payments; expectations regarding bp's plans to sell its mobility and convenience business in Austria, including timing of the divestment; and accounting principles used in preparing bp's Annual Report and Form 20-F 2025.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Recent global developments have caused significant uncertainty and volatility in macroeconomic conditions and commodity markets. Each item of outlook and guidance set out in this announcement is based on bp's current expectations but actual outcomes and results may be impacted by these evolving macroeconomic and market conditions.
Actual results or outcomes may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp's plan to exit its shareholding in Rosneft and other investments in Russia, overall global economic and business conditions impacting bp's business and demand for bp's products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals including ongoing approvals required for the continued developments of approved projects; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of America oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp's access to future credit resources; business disruption and crisis management; the impact on bp's reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact bp's ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F for fiscal year 2024 as filed with the US Securities and Exchange Commission.

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Contacts

	London	Houston

Press Office	David Nicholas	Paul Takahashi
	+44 (0) 7831 095541	+1 713 903 9729

Investor Relations	Craig Marshall	Graham Collins
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BP p.l.c.'s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 April 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary